Exhibit 99.3

PRECISION DRILLING CORPORATION

NOTICE OF SPECIAL MEETING OF PRECISION SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Precision Meeting") of the holders ("Precision Shareholders") of common shares ("Precision Shares") of Precision Drilling Corporation ("Precision") will be held on December 11, 2018 at Eighth Avenue Place, Suite 410, located at 525 - 8th Avenue S.W., Calgary, Alberta, at 10:30 a.m. (Calgary time) for the following purposes:

1.	to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution, (the "Precision Transaction Resolution") approving: (i) the issuance of up to 123,758,393 Precision Shares pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") involving, among others, Trinidad Drilling Ltd. ("Trinidad"), Precision and the holders of common shares, options and stock appreciation rights in the capital of Trinidad; and (ii) the election of Mr. Ken Stickland to the Board of Directors of Precision in accordance with the terms of an arrangement agreement dated October 5, 2018 between Trinidad and Precision, as more particularly described in the accompanying joint management information circular and proxy statement dated November 5, 2018 (the "Circular"); and

2.	to transact such further and other business as may properly be brought before the Precision Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Precision Meeting are set forth in the Circular.

If the Precision Transaction Resolution is not approved by the Precision Shareholders at the Precision Meeting, the Arrangement cannot be completed.

The board of directors of Precision UNANIMOUSLY RECOMMENDS that Precision Shareholders VOTE IN FAVOUR of the Precision Transaction Resolution. It is a condition to the completion of the Arrangement that the Precision Transaction Resolution be approved at the Precision Meeting.

Each Precision Share entitled to be voted in respect of the Precision Transaction Resolution will entitle the holder to one vote at the Precision Meeting. The Precision Transaction Resolution must be approved by a majority of the votes cast by the Precision Shareholders present in person or represented by proxy at the Precision Meeting.

The record date (the "Precision Record Date") for determination of Precision Shareholders entitled to receive notice of and to vote at the Precision Meeting is the close of business on November 2, 2018. Only Precision Shareholders whose names have been entered in the register of holders of Precision Shares, on the close of business on the Precision Record Date, will be entitled to receive notice of and to vote at the Precision Meeting, provided that, to the extent that a Precision Shareholder transfers the ownership of any Precision Shares after the Precision Record Date and the transferee of those Precision Shares establishes ownership of such Precision Shares and demands, not later than ten days before the Precision Meeting, to be included in the list of Precision Shareholders eligible to vote at the Precision Meeting, such transferee will be entitled to vote those Precision Shares at the Precision Meeting.

Registered Precision Shareholders may attend the Precision Meeting in person or may be represented by proxy. Precision Shareholders who are unable to attend the Precision Meeting or any adjournments thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the Precision Meeting or any adjournment thereof. To be valid, completed proxy forms must be dated, completed, signed and deposited with Precision's transfer agent, Computershare Trust Company of Canada, by: (i) mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) phone at 1-866-732 VOTE (8683); or (iv) facsimile to (416) 263-9524 or 1-866-249-7775. You may also vote through the internet and if you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 10:30 a.m. (Calgary time) on Friday, December 7, 2018 or, if the Precision Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Precision Meeting. If a Precision Shareholder receives more than one form of proxy because such holder owns Precision Shares registered in different names or addresses, each form of proxy should be completed and returned. The Chairman of the Precision Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Precision Meeting.

A proxyholder has discretion under the accompanying applicable form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Precision Meeting, or any adjournment thereof. As of the date hereof, management of Precision knows of no amendments, variations or other matters to come before the Precision Meeting other than the matters set forth in this Notice. Precision Shareholders who are planning on returning the form of proxy are encouraged to review the Circular carefully before submitting the proxy form.

It is the intention of the persons named in the enclosed applicable form of proxy, if not expressly directed to the contrary in such form of proxy, to VOTE IN FAVOUR of the Precision Transaction Resolution.

Dated at Calgary, Alberta, this 5th day of November, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF PRECISION DRILLING CORPORATION

Kevin Neveu
Chief Executive Officer
Precision Drilling Corporation